Adecoagro S.A.
Société Anonyme
Vertigo Naos Building
6, Rue Eugène Ruppert
L - 2453 Luxembourg

R.C.S. Luxembourg: B 153.681

Convening Notice to the
Annual General Meeting of Shareholders (the “AGM”)
to be held on April 15, 2020 at 2:30.pm (CET) and
Extraordinary General Meeting of Shareholders (the “EGM”)
to be held on April 15, 2020, right thereafter the AGM

in accordance with the Grand Ducal Decree of 20 March 2020 on the introduction of measures relating to the holding of meetings in companies and other legal entities

Dear Shareholders,
The Board of Directors of Adecoagro S.A. (the “Board”) hereby convenes the Annual General Meeting of Shareholders of Adecoagro S.A. (the “Company”) to be held on April 15, 2020 at 2:30 pm (CET) with the following agenda:

1.	Approval of the Consolidated Financial Statements as of and for the years ended December 31 2019, 2018, and 2017.

2.	Approval of the Company’s annual accounts as of December 31 2019.

3.	Allocation of results for the year ended December 31 2019.

4.	Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the year ended December 31 2019.

5.	Approval of compensation of members of the Board of Directors for year 2019.

6.
Appointment of PricewaterhouseCoopers Société Coopérative, réviseur d’entreprises agréé appointed as auditor of the Company for a period ending at the general meeting approving the annual accounts for the year ending December 31 2020.

7.
Election of Mr. Plínio Musetti, Mr. Daniel González and Mr. Mariano Bosch as members of the Board of Directors for a term of three (3) years each, ending the date of the Annual General Meeting of Shareholders of the Company to be held in year 2023.

8.	Approval of compensation of members of the Board of Directors for year 2020.

Each of the items to be voted on the AGM will be passed by a simple majority of the votes validly cast, irrespective of the number of Shares represented.

Further, the Board is pleased to convene the Extraordinary General Meeting of Shareholders of Adecoagro S.A. to be held on April 15, 2020, right thereafter the AGM with the following agenda:

1.
Amendment of the authorized share capital of the Company to set it from an amount of three billion US Dollars (USD 3,000,000,000) represented by two billion (2,000,000,000) shares to two hundred and twenty million two hundred and eighty-seven thousand two hundred and sixty-seven US Dollars (USD 220,287,267) represented by one hundred and forty-six million eight hundred and fifty-eight thousand one hundred and seventy-eight (146,858,178) shares of a nominal value of one US Dollar and fifty cents (USD 1.50) each; renewal of the Company’s authorized share capital as amended (and any authorization granted to the board of directors of the Company (the “Board of Directors”) in relation thereto) until 15 April 2025; authorization that the Board of Directors, or any delegate(s) duly appointed by the Board of Directors, may from time to time issue shares within the limits of the authorized (unissued) share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve while reserving a preemptive subscription right to existing shareholders for any issue of shares;

2.	Consequential amendment of article 5.1.1. of the articles of association of the Company, so as to read as follows:
“5.1.1.        The Company has an authorized share capital of two hundred and twenty million two hundred and eighty-seven thousand two hundred and sixty-seven US Dollars (USD 220,287,267), including the issued share capital, represented by one hundred and forty-six million eight hundred and fifty-eight thousand one hundred and seventy-eight (146,858,178) shares, each with a nominal value of one US Dollar and fifty cents (USD 1.50). The Company's authorized share capital (and any authorization granted to the Board of Directors in relation thereto) shall be valid from 15 April 2020 and until 15 April 2025. The Board of Directors, or any delegate(s) duly appointed by the Board of Directors, may from time to time issue shares within the limits of the authorized (unissued) share capital against contributions in cash or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve while reserving a preemptive subscription right to existing shareholders for any issue of shares.”

3.	Change of name of the Risk and Commercial Committee to Risk Committee and consequential amendment of article 12.2.3. of the articles of association of the Company, so as to read as follows:
“12.2.3        Risk Committee: in the case the Board of Directors decides to set up a risk committee (the “Risk Committee”), such Risk Committee shall assist the Board of Directors in fulfilling its oversight responsibilities with regard to (i) evaluating the risks inherent in the business of the Company and its group and the control processes with respect to such risks; (ii) the assessment and review of credit, market, commercial, fiduciary, liquidity, reputational and operational risks; and (iii) to review the implementation of commercial decisions undertaken by the Company with respect of the foregoing.”
Quorum for EGM shall be at least one half of the issued share capital of the Company. If said quorum is not present, a second meeting may be convened at which there shall be no quorum requirement. Each of the items to be voted on the EGM will be passed by a two thirds (2/3) majority of the votes validly cast.

Any shareholder who holds one or more shares(s) of the Company on February 28, 2020 (the “Record Date”) may vote at the meetings.

Pursuant to and in accordance with the Grand Ducal Decree of 20 March 2020 on the introduction of measures relating to the holding of meetings in companies and other legal entities, the Company has in view of the safety of all, that shareholders may only express their votes by granting a proxy to a proxyholder appointed by the Company.

Those shareholders who have sold their Shares between the Record Date and the date of the meetings cannot vote. In case of breach of such prohibition, criminal sanctions may apply. Those holders who have withdrawn their shares from DTC between April 10, 2020 and the date of the meetings should contact the Company in advance of the date of the

meeting at Vertigo Naos Building, 6, Rue Eugène Ruppert L-2453 Luxembourg or at Av. Fondo de la Legua 936, B1640EDO | Martínez, Pcia de Buenos Aires, Argentina, to make separate arrangements to be able to vote by proxy.

Please consult the Company’s website as to the procedures to be represented by way of proxy. Please note that the proxy cards must be received by the Company or the tabulation agent (Computershare Shareowner Services LLC, P.O. Box 43101, Providence, RI 02940), no later than 3:00 p.m. New York City Time on April 14, 2020 in order for such votes to count.

Copies of the Consolidated Financial Statements as of and for the years ended December 31, 2019, 2018, and 2017 of the Company and the Company’s annual accounts as of December 31, 2019 together with the Company´s 2016 annual report, relevant management and audit reports are available on the Company’s website www.adecoagro.com and may also be obtained free of charge at the Company's registered office in Luxembourg.

Yours faithfully

The Board of Directors